2023

Itaú Unibanco Holding S.A.

Reference form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2023

(in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 "CVM Resolution No 80", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 3º andar, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Gustavo Lopes Rodrigues. The Investor Relations Department's telephone number is +5511 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2023, 12/31/2022 and 12/31/2021.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	https://www.itau.com.br/relacoes-com-investidores/en/
Last update of this Reference Form	10/21/2024

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 1.12, 4.4, 6.4, 6.5, 7.1, 7.3, 7.8 and 10.5	06/03/2024
V3	Updated items: 1.12, 7.3, 7.4 and 7.8	07/05/2024
V4	Updated items: 1.14, 7.3, 7.4 and 7.7	07/12/2024
V5	Updated items: 1.12 and 3.1	08/06/2024
V6	Updated items: 7.3 and 7.4	08/09/2024
V7	Updated items: 7.3, 7.4, 7.8, 13.1 and 13.2	08/16/2024
V8	Updated items: 1.12, 2.4, 6.1, 6.2, 6.3, 6.5, 6.6 and 10.3	09/03/2024
V9	Updated items: 6.1, 6.2, 6.3, 6.5 and 6.6	09/09/2024
V10	Updated items: 1.14, 7.3 and 7.8	10/03/2024
V11	Updated item: 10.3	10/21/2024

10.3. Describe the issuer's employee compensation policies and practices, informing:

a. Salary and variable compensation policy

We adopt market parameters and benefit and compensation strategies that vary according to the business area of each employee. These parameters are periodically revised and analyzed through the commissioning of salary surveys from independent specialized consulting firms, participation in surveys carried out by other banks, and participation in specialized compensation forums.

The fixed compensation set forth in our strategy considers the complexity of duties of each level and the individual performance regarding these duties. Changes to employees' fixed compensation vary according to the employees' seniority and their individual performance while carrying out duties.

Variable compensation, in turn, acknowledges the level of dedication, results achieved and the short-, medium- and long-term sustainability of these results.

Furthermore, employees are entitled to salary adjustments and profit sharing, in accordance with the collective bargaining agreements applicable to the respective jurisdictions.

b. Benefit policy

We provide several benefits established in applicable collective bargaining agreements entered into with labor unions that represent the professional categories of our employees. The conditions for entitlement to these benefits are established in the respective collective bargaining agreements (food allowance, day care/baby sitter, transportation, etc.).

Additional benefits also apply, such as: (i) medical and dental care plans, (ii) private pension plans, (iii) group life insurance, (iv) health check-up; (v) parking. The grant of these benefits may vary in accordance with the employee's category, the market or regulatory considerations about jurisdictions applicable to a particular employee.

Additionally, the following benefits are offered to all employees:

- Special benefits in banking products and services;
- Itaú Unibanco Club;
- Gympass and Totalpass (nationwide chains of fitness centers);
- Discounts and facilities in payment in drugstores;
- Psychosocial services;
- Advantages through discounts in products and services for the Bank's employees.

c. Characteristics of the stock-based compensation plans to non-management employees, identifying:

i. groups of beneficiaries

ii. exercise conditions

iii. strike prices

iv. exercise terms

v. number of shares committed by the plan

We have a preferred stock-based profit-sharing program for a specific target audience aimed at recognizing those who are nominated through a joint discussion carried out at the Committees of the departments, based on meritocracy principles and intended to recognize professionals who create value to their area of activity.


Stock-based profit sharing
ITUB4
ITUB4
ITUB4
The program consists of granting preferred shares (ITUB4) or equivalent instruments
Subject to the limits established by the Compensation Committee
Eligible audience
managers

Additionally, for the purpose of retaining/shielding key professionals whose departure would have a major impact on the organization and/or significantly favor the competition, we have another preferred stock-based profit sharing for a specific target audience.

Stock-based profit sharing


ITUB4
ITUB4
ITUB4
The program consists of granting preferred shares (ITUB4) or equivalent instruments
Subject to the limits established by the Compensation Committee
Eligible audience
superintendents and managers

Delivery of preferred shares in the Managers and Key Professionals Program


ITUB4
The number of preference shares or share-based instruments granted is determined by the factors:
Financial financial of the company
Area results
Individual performance
The grant represents an additional percentage on the individual's Profit Sharing, with limits on the amounts pre-established by the program.
They are awarded in the year following the performance to which they refer
The shares will be delivered 100% in the third year
ITUB4
Performance year
Year of concession
Year 1
Year 2
Year 3
Delivery years
From the grant date to the vesting dates, an amount equivalent to the dividends and interest on own capital will be paid through the payroll of the shares delivered, on each vesting date, adjusted by the rate of return of the Interbank Deposit Certificate (CDI).
ITUB4
To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the event date, grant or delivery of shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected event date.

We also have an institutional program referred to as Partners Program, the details on which are included in item 8.4 a) (2) of this document.

d. ratio of (i) the highest individual compensation (taking into consideration the composition of the compensation with all items described in field 8.2.d) recognized in the issuer's profit in the past year, including the compensation of a statutory management member, if applicable; and (ii) the average individual compensation of the issuer's employees in Brazil, excluding the highest individual compensation, as recognized in its profit in the past year

highest individual compensation	median individual compensation	remuneration ratio
67,705,000	249,686.53	271.16